Prospectus Supplement pursuant to Rule 424(b)(3) and (c)
                                            Registration Statement No. 033-84068
                                                             Filed July 24, 1997

Supplement No. 1
----------------

     The following paragraph on page 1 of the Prospectus has been revised and should now read as follows:

     The offering consists of 566,000 shares of Common Stock, par value $.001 (the "Common Stock"), of DiaSys Corporation (the "Company"), a Delaware corporation, issuable upon the exercise of 566,000 Redeemable Common Share Purchase Warrants (the "Redeemable Warrants"). The Redeemable Warrants were issued in connection with a pubic offering of the Company's securities in January 1995. Each Redeemable Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $7.00 per share, subject to adjustment in certain circumstances. The Redeemable Warrants were set to expire on January 10, 1997. On January 3, 1997, the Board of Directors of the Company approved an extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from January 10, 1997 to July 10, 1997. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to $5.25 per share. On July 3, 1997, the Board of Directors of the Company approved the extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from July 10, 1997 to October 10, 1997. On October 7, 1997, the Board of Directors of the Company approved an additional extension of the expiration date of the 565,800 publicly traded Redeemable Warrants from October 10, 1997 to April 10, 1998. On February 26, 1998, the Board of Directors of the Company reduced the exercise price of the 565,800 publicly traded Redeemable Warrants for the remainder of their term to $4.50 per share. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. See "Description of Securities."

     The Common Stock and the Redeemable Warrants are quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbols DIYS and DIYSW, respectively. On February 11, 1998 the Company announced a change to the trading symbols of the Common Stock from DIYS to DIYSC, and for its Redeemable Warrants from DIYSW to DIYWC.

Supplement No. 2
----------------

     The following sentence should be added at the end of the 7th paragraph on page 2 of the Prospectus:

     The Company has filed for arbitration in connection with its claims against IMI.


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Supplement No. 3
----------------

     The following paragraph was added at the top of page 3 of the Prospectus:

     On December 29, 1997, the Company announced that it has entered into a Strategic Cooperation Agreement with Bayer Corp., Diagnostics Division; the United States subsidiary of Bayer AG. Under the Agreement, Bayer and the Company will recommend and refer each other's urinalysis workstations to hospital and commercial laboratory customers in the United States. Bayer Corp. is a research-based company with major businesses in health care and life sciences, chemicals and imaging technologies. Bayer Corp. had 1996 sales of $9 billion and employs 24,000 people. Bayer Corp., with headquarters in Pittsburgh, is a member of the worldwide Bayer Group, a $32.5 billion chemical and pharmaceutical company based in Leverkusen, Germany. Bayer Corp., Diagnostics Division, headquartered in Tarrytown, NY, is part of Bayer Diagnostics, one of the largest diagnostics businesses in the world. Bayer Diagnostics serves customers in 100 countries.

Supplement No. 4
----------------

     The following paragraph was revised to Risk Factor No. 14 (MAINTENANCE CRITERIA FOR NASDAQ SECURITIES) on page 8 of the Prospectus and should now read as follows:

     On October 15, 1997, Nasdaq notified the Company that the Company did not meet one of the continuing listing requirements for trading on Nasdaq since the Company's total assets were less than $2 million as reported in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997. After a formal hearing before a Nasdaq Listing Qualifications Panel on January 15, 1998, the Company was granted a temporary exception from the net tangible asset requirement based upon the Company's plan to resume compliance in the near future. The exception will expire on March 13, 1998 and the Company is subject to the following conditions: (i) On or before March 13, 1998, the Company must make a public filing with the Commission and Nasdaq evidencing a minimum of $2,000,000 in net tangible assets. This filing must contain a balance sheet and corresponding statement of operations no older than January 31, 1998, with pro forma adjustments for any significant events or transactions occurring on or before the filing date and (ii) On or before April 10, 1998, the Company must make a public filing with the Commission and Nasdaq evidencing a minimum of $3,000,000 in net tangible assets. This filing must contain a balance sheet and corresponding statement of operations no older than February 28, 1998, with pro forma adjustments for any significant events or transactions occurring on or before the filing date. Both filings must evidence compliance with all criteria necessary for continued listing. In the event the Company fails to comply with any of the terms of this exception, its securities will be immediately delisted from The Nasdaq SmallCap Market. Although the Company believes that it will meet these conditions, there can be no assurance that the Company will meet the requirements for its securities to be listed on the Nasdaq SmallCap Market. (See "Penny Stock Regulations" below.)

Supplement No. 5
----------------

     The following paragraph on page 32 of the Prospectus has been revised and should now read as follows:

REDEEMABLE WARRANTS

     Each Redeemable Warrant entitled the registered holder thereof (the "Warrantholder") to purchase one share of Common Stock at a price of $7.00, subject to adjustment in certain circumstances. The Redeemable Warrants were set to expire on January 10, 1997. On January 3, 1997, the Board of Directors of the Company approved an extension of the expiration date of the 566,000 publicly traded Redeemable Warrants from January 10, 1997 to July 10, 1997. On May 21, 1997, the Board of Directors of the Company reduced the exercise price of the Redeemable Warrants for the remainder of their term to %5.25 per share. On July 3, 1997, the Board of Directors of the Company approved the extension of the expiration date of the 565,800 publicly traded Redeemable Warrants to October 10, 1997. On October 7, 1997, the Board of Directors of the Company approved an additional extension of the expiration date of the 565,800 publicly traded Redeemable Warrants from October 10, 1997 to April 10, 1998. On February 26, 1998, the Board of Directors of the Company reduced the exercise price of the 565,800 publicly traded Redeemable Warrants for the remainder of their term to $4.50 per share. The Redeemable Warrants are redeemable by the Company upon notice of not less than 30 days, at a price of $.05 per Redeemable Warrant, provided that the average closing bid quotation of the Common Stock for the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at least $8.00. The Warrantholders shall have the right to exercise their Redeemable Warrants until the close of business on the date fixed for redemption. See "Description of Securities."